SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 5)

Harpoon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

41358P106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(1)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41358P106	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Ventures III, L.P. (“NLV III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 481,533(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 481,533(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,533(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) *% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All of such shares are Common Stock and held of record by NLV III. New Leaf Venture Associates III, L.P. (“NLVA III”) is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. New Leaf Venture Management III, L.L.C. (“NLV Management III”) is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of Ronald M. Hunt (“Hunt”) and Vijay K. Lathi (“Lathi”) are the Managing Directors of NLV Management III (collectively, the “NLV Managing Directors”). Each of the NLV Managing Directors, may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Consists of (i) 395,783 shares of Common Stock, and (ii) 85,750 shares of Common Stock underlying warrants that are exercisable immediately.
(3)

The warrants held by NLV III and BioPharma II (as defined below) prohibit the exercise thereof if, after giving effect to such exercise, the beneficial ownership of NLV III, BioPharma II, their affiliates and any person whose beneficial ownership would be attributable to such entities, would exceed 19.99%.

CUSIP No. 41358P106	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Associates III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 481,533(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 481,533(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,533(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All of such shares are Common Stock and held of record by NLV III. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Consists of (i) 395,783 shares of Common Stock, and (ii) 85,750 shares of Common Stock underlying warrants that are exercisable immediately.
(3)

The warrants held by NLV III and BioPharma II prohibit the exercise thereof if, after giving effect to such exercise, the beneficial ownership of NLV III, New Leaf BPO II, their affiliates and any person whose beneficial ownership would be attributable to such entities, would exceed 19.99%.

CUSIP No. 41358P106	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Management III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 481,533(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 481,533(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,533(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

All of such shares are Common Stock and held of record by NLV III. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Consists of (i) 395,783 shares of Common Stock, and (ii) 85,750 shares of Common Stock underlying warrants that are exercisable immediately.
(3)

The warrants held by NLV III and BioPharma II prohibit the exercise thereof if, after giving effect to such exercise, the beneficial ownership of NLV III, New Leaf BPO II, their affiliates and any person whose beneficial ownership would be attributable to such entities, would exceed 19.99%.

CUSIP No. 41358P106	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,143,691 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,143,691 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,143,691 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All such shares are held of record by Biopharma II. New Leaf BPO Associates II, L.P. (“NLBA II”) is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. New Leaf BPO Management II, L.L.C. (“NLB Management II”) is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. Hunt and Lathi are the managing directors of NLB Management II (collectively, the “NLB Managing Directors”). Each of the NLB Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Includes (i) 1,463,386 shares of Common Stock, and (ii) 3,680,305 shares of Common Stock underlying warrants that are exercisable immediately. Such amount excludes 10,000 shares of the Issuer’s 8.000% Series A Redeemable Preferred Stock which is non-voting and does not convert into Common Stock.

(3)

The warrants held by NLV III and BioPharma II prohibit the exercise thereof if, after giving effect to such exercise, the beneficial ownership of NLV III, New Leaf BPO II, their affiliates and any person whose beneficial ownership would be attributable to such entities, would exceed 19.99%.

CUSIP No. 41358P106	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf BPO Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,143,691 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,143,691 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,143,691 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All such shares are held of record by Biopharma II. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLB Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Includes (i) 1,463,386 shares of Common Stock, and (ii) 3,680,305 shares of Common Stock underlying warrants that are exercisable immediately. Such amount excludes 10,000 shares of the Issuer’s 8.000% Series A Redeemable Preferred Stock which is non-voting and does not convert into Common Stock.

(3)

The warrants held by NLV III and BioPharma II prohibit the exercise thereof if, after giving effect to such exercise, the beneficial ownership of NLV III, New Leaf BPO II, their affiliates and any person whose beneficial ownership would be attributable to such entities, would exceed 19.99%.

CUSIP No. 41358P106	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf BPO Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,143,691 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,143,691 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,143,691 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

All such shares are held of record by Biopharma II. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLB Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Includes (i) 1,463,386 shares of Common Stock, and (ii) 3,680,305 shares of Common Stock underlying warrants that are exercisable immediately. Such amount excludes 10,000 shares of the Issuer’s 8.000% Series A Redeemable Preferred Stock which is non-voting and does not convert into Common Stock.

(3)

The warrants held by NLV III and BioPharma II prohibit the exercise thereof if, after giving effect to such exercise, the beneficial ownership of NLV III, New Leaf BPO II, their affiliates and any person whose beneficial ownership would be attributable to such entities, would exceed 19.99%.

CUSIP No. 41358P106	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald M. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,564 (1)
	6	SHARED VOTING POWER 5,625,224 (2)
	7	SOLE DISPOSITIVE POWER 18,564 (1)
	8	SHARED DISPOSITIVE POWER 5,625,224 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,643,788(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of 18,564 shares of Common Stock underlying stock options or restricted stock units issued to Hunt in his capacity as a member of the Issuer’s Board of Directors and that are exercisable or issuable, as applicable, within 60 days of this Amendment. Excludes shares of Common Stock underlying stock options or restricted stock units issued to Hunt in his capacity as a member of the Issuer’s Board of Directors and that are not exercisable or issuable, as applicable, within 60 days of this Amendment.

(2)

481,533 of such shares are held of record by NLV III include (i) 395,783 shares of Common Stock, and (ii) 85,750 shares of Common Stock underlying warrants that are exercisable immediately. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities. 5,143,691 of such shares are held of record by Biopharma II include (i) 1,463,386 shares of Common Stock, and (ii) 3,680,305 shares of Common Stock underlying warrants that are exercisable immediately. Such amount excludes 10,000 shares of the Issuer’s 8.000% Series A Redeemable Preferred Stock held by Biopharma II which is non-voting and does not convert into Common Stock. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLB Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(3)

Consists of (i) 481,5332 shares held of record by NLV III, of which (a) 395,783 of such shares are shares of Common Stock, and (b) 85,750 of such shares represent shares of Common Stock underlying warrants that are exercisable immediately, (ii) 5,143,691 shares held of record by Biopharma II, of which (a) 1,463,386 of such shares are shares of Common Stock, and (b) 3,680,305 of such shares represent shares of Common Stock underlying warrants that are exercisable immediately, and (iii) 18,564 shares of Common Stock underlying stock options or restricted stock units issued to Hunt in his capacity as a member of the Issuer’s Board of Directors and that are exercisable or issuable, as applicable, within 60 days of this Amendment.

(4)

The warrants held by NLV III and BioPharma II prohibit the exercise thereof if, after giving effect to such exercise, the beneficial ownership of NLV III, New Leaf BPO II, their affiliates and any person whose beneficial ownership would be attributable to such entities, would exceed 19.99%.

CUSIP No. 41358P106	Page 9 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vijay K. Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,625,224 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,625,224 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,625,224 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

481,533 of such shares are held of record by NLV III include (i) 395,783 shares of Common Stock, and (ii) 85,750 shares of Common Stock underlying warrants that are exercisable immediately. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities. 5,143,691 of such shares are held of record by Biopharma II include (i) 1,463,386 shares of Common Stock, and (ii) 3,680,305 shares of Common Stock underlying warrants that are exercisable immediately. Such amount excludes 10,000 shares of the Issuer’s 8.000% Series A Redeemable Preferred Stock held by Biopharma II which is non-voting and does not convert into Common Stock. NLBA II is the general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. NLB Management II is the sole general partner of NLBA II and ultimate general partner of Biopharma II and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLB Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

The warrants held by NLV III and BioPharma II prohibit the exercise thereof if, after giving effect to such exercise, the beneficial ownership of NLV III, New Leaf BPO II, their affiliates and any person whose beneficial ownership would be attributable to such entities, would exceed 19.99%.

CUSIP No. 41358P106	Page 10 of 12 Pages

Schedule 13G

This Amendment No. 5 (“Amendment”) amends and supplements the Schedule 13G originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 21, 2019, as amended by Amendment No. 1 filed with the SEC on February 13, 2020, Amendment No. 2 filed with the SEC on February 11, 2022, Amendment No. 3 filed with the SEC on February 6, 2023 and Amendment No. 4 filed with the SEC on March 30, 2023 (collectively, the “Original Schedule 13G”), by New Leaf Ventures III, L.P. (“NLV III”), New Leaf Venture Associates III, L.P. (“NLVA III”), New Leaf Venture Management III, L.L.C. (“NLV Management III”), New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”), New Leaf BPO Associates II, L.P. (“NLBA II”), New Leaf BPO Management II, L.L.C. (“NLB Management II” and together with NLV III, NLVA III, NLV Management III, Biopharma II and NLBA II, the “Reporting Entities”), Ronald M. Hunt, a member of the Issuer’s board of directors (“Hunt”), and Vijay K. Lathi (“Lathi” and, together with Hunt, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals collectively are referred to as the “Reporting Persons”. Hunt and Lathi are the (i) managing directors of NLV Management III (collectively, the “NLV Managing Directors”) and (ii) managing directors of NLB Management II (collectively, the “NLB Managing Directors”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 2(b). Address or principal business office.

The principal business office of each of the Reporting Persons is 156 Fifth Avenue, Suite 830, New York, NY 10010.

Item 4. Ownership.

(a)	Amount beneficially owned:

See line 9 of cover sheets.

(b)	Percent of class:

See Line 11 and the corresponding footnotes on each of the cover sheets.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see line 5 of cover sheets.*

(ii)	Shared power to vote or to direct the vote: see line 6 of cover sheets.*

(iii)	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.*

(iv)	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.*

*	Each Reporting Person disclaims beneficial ownership of such shares, except for the shares, if any, such Reporting Person holds of record and to the extent of its pecuniary interest therein.

CUSIP No. 41358P106	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

NEW LEAF VENTURES III, L.P.

By:	NEW LEAF VENTURE ASSOCIATES III, L.P.
Its General Partner

	By:	NEW LEAF VENTURE MANAGEMENT III, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES III, L.P.

By:	NEW LEAF VENTURE MANAGEMENT III, L.L.C.
Its General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin Chief Financial Officer

NEW LEAF BIOPHARMA OPPORTUNITIES II, L.P.

By:	NEW LEAF BPO ASSOCIATES II, L.P.
Its General Partner

	By:	NEW LEAF BPO MANAGEMENT II, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

CUSIP No. 41358P106	Page 12 of 12 Pages

NEW LEAF BPO ASSOCIATES II, L.P.

By:	NEW LEAF BPO MANAGEMENT II, L.L.C.
Its General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO MANAGEMENT II, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Vijay K. Lathi

*
Ronald M. Hunt

/s/ Craig L. Slutzkin
* Craig L. Slutzkin
As attorney-in-fact

*	This Schedule 13G was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.